EX-99.(p)(27)

I.	BROWN ADVISORY POLICIES

A.	INTRODUCTION

The purpose of this Policy Manual, as amended from time to time (this “Manual”), is to set forth the policies that govern the conduct of Brown Advisory’s directors, officers and employees (collectively, “employees”). Each employee will be required to certify in writing that he or she has read and understands the contents of this Manual. If an employee has questions regarding any business conduct, he or she should refer them immediately to his or her Supervisor.

B.	STANDARDS OF CONDUCT AND GENERAL EMPLOYEE RESPONSIBILITIES

1.	CODE OF ETHICS

Brown Advisory Principles of Business Conduct and Code of Ethics

Principles of Business Conduct

Brown Advisory is committed to providing services with the utmost professionalism and integrity. Brown Advisory’s employees owe an undivided duty of loyalty to clients and must adhere to the highest ethical standards when conducting business activity on behalf of Brown Advisory in any capacity. Brown Advisory owes its clients a duty of honesty, good faith and fair dealing when discharging its investment management responsibilities. Investment advice must be independent, unbiased and professional.

It is a fundamental principle of Brown Advisory’s business conduct to ensure that the interests of clients come before those of Brown Advisory or its employees. As an employee of Brown Advisory, you are required to uphold these principles of business conduct by not taking inappropriate advantage of your position. It is particularly important to uphold these principles when maintaining the confidentiality of client information, including holdings and trading activity, and when considering engaging in personal securities transactions.

Employees must avoid any activity that might create an actual or potential conflict of interest. Employees may not cause a client to take action (or fail to take action) for the employee’s personal benefit, rather than for the benefit of the client. Brown Advisory recognizes, however, that employees should have an opportunity to develop investment programs for themselves and their families, provided they act in line with the firm’s policies and procedures.

IMPORTANT: The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

The rules and principles set forth in the policies and procedures that follow are designed to reasonably ensure that Brown Advisory’s business conduct standards are upheld and to reasonably ensure that employees conduct themselves in a manner that complies with federal securities laws, rules and regulations. Brown Advisory employees must comply with applicable federal securities laws and other regulations under which the firm operates at all times. All employees are expected to adhere to the requirements contained in this document. Technical compliance with these policies and procedures will not automatically insulate from scrutiny any behavior, transaction or pattern of transactions that is not in keeping with the principles stated above.

You are required to bring any knowledge of possible or actual unethical conduct, any other violations of the Code of Ethics, or conduct that simply appears questionable or improper to the attention of the Chief Compliance Officer and/or Chief Executive Officer. Confidentiality will be protected as much as possible, and employees can be assured that there will be no adverse consequences as a result of reporting any unethical or questionable behavior.

Brown Advisory is required to provide each employee with a copy of the Code of Ethics and any amendments upon hiring. Employees are required to provide a written acknowledgement of their receipt of the Code and any amendments as a condition of employment.

Conflicts of Interest

Personal interests, both inside and outside of Brown Advisory that could be placed ahead of the firm’s obligations to clients, could be the source of actual or potential conflicts of interest. Employees must remain aware that just the opportunity to act improperly may create the appearance of conflict and that conflicts may exist even in the absence of wrongdoing.

You are required to make a full and timely disclosure of any situation that could result in a potential conflict or the appearance of a conflict of interest.

Employees must complete an Outside Business Activities Form and receive approval from the Chief Compliance Officer before initiating the activity and receiving compensation from sources other than Brown Advisory as applicable.

Employees may not take advantage of any opportunity or otherwise personally benefit from information you obtain as an employee that would not have been available to you if you were not a Brown Advisory employee.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Please refer to the Conflicts of Interest Policy for further requirements governing conduct in this area.

Outside Business Activities, Including Service as a Director

Employees may not serve as a director, officer, employee, partner or trustee, nor hold any position of substantial influence or interest or financial responsibility in any outside business enterprise, public or private company, including non-profits, without prior approval from the Chief Compliance Officer or Chief Executive Officer. The Chairman of the Audit Committee will approve the Chief Executive Officer’s activities.

Please see the Compliance Request Portal on the Intranet for the appropriate form.

Unless Brown Advisory has requested in writing that an employee serve on the Board of Directors of a public or private company or unless otherwise specified in writing at the time of approval, an employee serving on the Board of Directors of a public or private company other than a Brown Advisory entity will serve in his or her own capacity and not on behalf of Brown Advisory or as an agent, representative or designee of Brown Advisory. In the case of situations in which Brown Advisory has requested in writing that an employee serve on the Board of Directors of a public or private company, such employee will serve as a director of such company on behalf of Brown Advisory and only within the scope of his or her employment by Brown Advisory.

In the event that any claim or liability against an employee arises in connection with such employee’s service on the Board of Directors of any public or private company other than a Brown Advisory entity, Brown Advisory will not be liable for such claim or liability, nor will such Employee be eligible to receive indemnification or contribution from Brown Advisory, except in the case of situations in which such employee is serving on such Board of Directors at the written request of Brown Advisory. In addition, Brown Advisory will not purchase or carry Director and Officer or Errors and Omissions (“D&O/E&O”) liability insurance coverage in connection with such employee’s service on the Board of Directors, except in the case of situations in which such employee is serving on such Board of Directors at the written request of Brown Advisory. Any employee interested in serving on the Board of Directors of any public or private company other than a Brown Advisory entity must inquire whether such company will purchase or carry D&O/E&O liability insurance in connection with his or her service.

An employee who is a director of a company may not participate in investment decisions involving that company’s securities.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Any compensation (including, without limitation, stock and options to purchase stock) paid to an employee who is a director of a public or private company other than a Brown Advisory entity must be disclosed, and may only be retained by such employee at the discretion of the Chief Compliance Officer and Chief Executive Officer.

Use and Disclosure of Confidential Information

Unauthorized use or disclosure of confidential information obtained or developed as a result of employment by Brown Advisory is forbidden. Use of such information and/or material non-public information for personal gain or furthering private interests could result in civil or criminal penalties against the employee responsible for such activities or Brown Advisory.

Employees must comply with the firm’s policy on the handling and use of material inside information. Employees may not purchase or sell, or recommend the purchase or sale, of a security for any account while they are in possession of material inside information. In addition, employees may not disclose confidential information (including, but not limited to, information about pending or contemplated transactions for client accounts and client holdings) except to other employees who “need to know” that information to carry out their duties to clients.

The utmost caution and discretion is required in the use and disclosure of confidential information at all times. Employees who believe they may have received material non-public information should consult the Chief Compliance Officer or designee.

Please refer to the Material Non-Public Information Policy for further requirements governing conduct in this area.

Gifts and Entertainment

To maintain Brown Advisory’s high standards of integrity and conduct, employees may not solicit, receive or give gifts or entertainment that might influence or appear to a reasonable person to influence decisions you or the recipient(s) make in business dealings or transactions involving Brown Advisory, clients, or persons seeking to do business with the firm.

Please refer to the Gifts, Entertainment, Political and Charitable Contributions Policy for additional requirements in this area, including reporting requirements, and limits on gifts and entertainment.

Political Contributions

Employees must receive approval from the Chief Compliance Officer or designee prior to providing political contributions, gifts, or entertainment to government officials. Strict limits are in place on political contributions to any candidate for state or local public office. Please refer to the Compliance Request Portal on the Intranet for the appropriate form and the Gifts, Entertainment, Political and Charitable Contributions Policy for additional requirements in this area, including reporting requirements and limits.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Brown Advisory and its employees may not coordinate or solicit contributions for an official of a government entity to which the firm is seeking to provide advisory services. This includes contributions to political parties and state and local jurisdictions where the firm seeks to provide services to a government entity. Gatekeepers and/or intermediaries may not be utilized to act on behalf of the firm in contravention of these restrictions.

Personal Trading Policy

I.	Definitions

a.	Beneficial Interest means the opportunity, directly or indirectly, to profit or share in profit.

b.	Employee means any employee of Brown Advisory Incorporated and its subsidiaries. For the purpose of the Personal Trading Policy, all Employees are deemed Access Persons as defined in Rule 204A-1 of the Investment Advisers Act of 1940.

c.	Immediate Family means spouse or partner, minor child or other relatives who share the Employee’s household.

d.	Employee-related Account means:

1.	Personal brokerage accounts held in an Employee’s name.

2.	Any joint, tenant-in-common or other account in which an Employee is an owner or participant.

3.	Trust accounts if an Employee is a beneficiary of the trust; or an Employee is a trustee and a beneficiary of the Trust is a member of the Employee’s Immediate Family.

4.	An account of a business entity in which an Employee owns a material economic interest.

5.	House Accounts, as defined in Section I.g. below.

e.	Fully Discretionary Account means an Employee-Related Account over which the Employee has no direct or indirect influence or control over the timing or nature of investment decisions (i.e., if investment discretion for that account has been delegated in writing to an investment manager and that discretion is not shared with the Employee).

f.	Fund means any Brown Advisory Fund, Brown Advisory private Fund, representative account of a Brown Advisory single strategy product, or CDK private fund.

g.	House Account means an account where the firm or an affiliate is the beneficial owner of at least 25%, a pooled account where Employees are the only beneficial owners, or pooled account where the Chief Compliance Officer determines that Employees’ beneficial ownership warrants additional Compliance review and oversight.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

II.	Pre-clearance of Personal Trades

a.	Employees must pre-clear all trades in Employee-related Accounts, including options and other derivatives. Refer to the Compliance Request Portal on the Intranet for the appropriate form. Trades in House Accounts must be pre-cleared or subject to an alternate review process under the supervision of the Chief Compliance Officer.

b.	Trades will be reviewed for pre-clearance by the Trading Desk, Compliance Department or designee. Before granting approval, the reviewer must be satisfied that the transaction complies with the provisions of this Code of Ethics and presents no conflict of interest. Employees will be notified when their request has been approved. No trade subject to pre-clearance may be entered prior to the receipt of approval.

c.	Pre-clearance approval is valid only until the close of business (market close) on the day it is granted, except in the case of UK employees pre-clearing trades for the following day’s local market opening. If an employee trade is not placed during the day or is placed but not fully executed, a new approval must be obtained.

III.	Exempt Accounts

a.	Transactions in the following accounts are exempt from pre-clearance requirements:

1.	Employee-related Trust Accounts where the firm serves as corporate trustee pursuant to a written agreement and the account is managed on a Fully Discretionary Basis (“Covered Trust Accounts”)

2.	Fully Discretionary Accounts

3.	Employee-related single strategy accounts that trade along side of clients in an appropriate trading block. When trading in the block is not possible for such accounts, that account’s trading activity must be pre-cleared according to the standards set forth in Section II above.

b.	Except as noted in Section VIII.a.5.a. below, Exempt Accounts noted in Section III.a. above are subject to all other provisions of the Code of Ethics.

IV.	Exempt Transactions

The pre-clearance requirements set forth above do not apply to the purchase or sale of the following:

a.	Shares of open-end mutual funds or UCITs

b.	Transactions in options on indices

c.	Direct obligations of the US Government

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

d.	Direct obligations of the UK Government

e.	Bankers’ acceptances

f.	Bank certificates of deposits

g.	Commercial paper

h.	Repurchase agreements

i.	Floating rate notes

j.	Dividend reinvestment plans

k.	Automatic transactions (e.g., purchases under dividend reinvestment plans, activity in employee salary deferral accounts)

l.	Sales pursuant to standing instructions on public charity gift accounts where an Employee controls an account but has no beneficial interest

m.	Transactions that are not voluntary on the part of the Employee (e.g., stock dividends or splits; mergers; other corporate reorganizations; margin calls).

n.	Currency spot trades

V.	Transaction Reporting

It is important to note that Employees must report all securities transactions (except IV. c., d., e., f., g., h., and j. above) in any Employee-Related Account.

To ensure compliance with this requirement, Employees must complete a request for any outside brokerage account and submit it to the Compliance Department for approval prior to opening the account. See the Compliance Request Portal on the Intranet for the appropriate form.

a.	New Employees must report outside brokerage accounts to the Chief Compliance Officer or designee within 10 days of employment.

b.	Employees must instruct any outside firm that maintains an Employee-Related Account to send duplicate copies of all transaction confirmations[1] of account activity promptly to the firm.

c.	Employees who maintain Employee-Related Accounts with the firm agree to allow the firm and necessary staff to access account information, activity and statements.

VI.	Disclosure of Holdings

a.	Initial Holdings Report – Within 10 days of employment, each Employee must submit an Initial Holdings Report to the Chief Compliance Officer or designee with information current as of a date no more than 45 days prior to the date the person becomes an employee. See the Compliance Request Portal on the Intranet for the appropriate form.

[1]	Documentation must include a) the date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP, interest rate, maturity date, number of shares and principal amount of each reportable security involved; b) the nature of the transaction; c) the price of the security at which the transaction was effected; c) the name of the broker, dealer or bank through which the transaction was effected; and d) the date of the documentation.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

b.	Annual Holdings Report - Each Employee must submit an Annual Holdings Report to the Chief Compliance Officer or designee. The information in the Annual Holdings Report must be current as of a date no more than 45 days before the report is submitted.

VII.	Certification of Compliance - As part of initial and annual holdings reports, Employees are required to certify that they have read, understand, have complied, and will comply with the Code of Ethics.

VIII.	Trading Restrictions

a.	In addition to pre-clearance and reporting requirements, the firm has imposed certain substantive restrictions on personal securities trading. Any transaction in an Employee-Related Account (except for those transactions listed in Section IV. above) must comply with the following sections. To the extent that trading in a security is restricted, trading in options on or instruments convertible into that security also will be restricted. Investment Persons should not acquire a security that would be suitable for a client without first considering whether to recommend or purchase that security to or for the client’s account.

1.	Initial Public Offerings - Employees may not acquire securities in an initial public offering through an Employee-Related Account.

2.	Private Placements - Employees and House Accounts may not acquire securities in an outside private placement without prior written approval of the Chief Compliance Officer or designee. Subsequent capital contributions to such a fund do not require approval, provided that the timing and amount of the contribution are not within the Employee’s control. To obtain approval for an outside private placement, an Employee must complete a Request for Approval of Private Placement (see the Compliance Request Portal on the Intranet) and submit it to the Chief Compliance Officer or designee. Investments by Employees or House Accounts in any private investment fund administered by the firm do not require the completion of a Request for Approval of Private Placement form. The Chief Compliance Officer or designee will review an internal report of subscriptions by Employees and House Accounts before such transactions are approved.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

3.	House Accounts – House Accounts must trade along side of clients in an appropriate trading block. When trading in the block is not possible for a House Account, that account’s trading activity must be pre-cleared according to the standards set forth in Section II above.

4.	Blackout Periods – In addition to any other sanction provided for under the Code of Ethics, profits realized in connection with a transaction during a blackout period in contravention of the Code of Ethics must generally be disgorged.

1.	Pending Trades

a.	Employees may not purchase or sell a security in an Employee-Related Account on a day during which any client or Fund has a pending order in the same (or an equivalent) security. This restriction applies until the client or Fund order has been executed or cancelled.

2.	Securities Under Consideration

a.	Employees may not purchase or sell a security in an Employee-Related Account if such Employee is aware that a transaction in the same (or an equivalent) security is being considered for any client or that a decision has been made to effect such a transaction.

3.	Fund Trades

a.	Employees may not purchase or sell a security in an Employee-Related Account for a period of four business days before and after a Fund trades the same (or an equivalent) security.

4.	Gray or Restricted Lists

a.	Employees may not purchase or sell a security in an Employee Related Account if such security is listed on the firm’s Gray or Restricted Lists.

5.	Transactions in Certain Trust Accounts, Fully Discretionary Accounts and Employee-related Accounts that Trade in an Appropriate Trading Block

a.	Notwithstanding the blackout periods set forth above, Covered Trust Accounts, Fully Discretionary Accounts, House Accounts and Employee-related single strategy accounts that trade along side of clients in an appropriate trading block are permitted to trade along with Non-Employee-Related Accounts, including a Fund. In accordance with the firm’s allocation policy, such accounts managed by the firm must receive an average price execution and, in the event of a partial fill, must be allocated shares on terms that are no more or less favorable than other similarly-situated clients so that the client and any Fund will not be disadvantaged.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

6.	Blackout Period Exemptions

a.	Although subject to pre-clearance, transactions involving securities in certain large companies will be exempt from blackout period requirements under normal circumstances, if such transactions involve 1) no more than $200,000 per trade per day in companies with 2) market capitalization of $2.5 billion or greater and 3) the trade meets the other pre-clearance requirements above.

b.	If an Employee is found to have traded in Employee- Related Account during the four business days period before a Fund trades the same (or an equivalent) security, that Employee may be deemed to have not violated the Code of Ethics, if after investigation, the Chief Compliance Officer or designee determines that the Employee could not reasonably have known such a trade would have been effected by the Fund.

7.	Short-Term Trading

a.	Accounts subject to pre-clearance and the blackout period may not profit from the purchase and sale, or sale and purchase, of the same (or an equivalent) security held by a Fund or on the Supplemental List within 30 calendar days. In addition to any other sanction provided for under the Code of Ethics, profits realized from short-term trading must be disgorged unless the trade was approved pursuant to Section IX below.

IX.	Exceptions

a.	Exceptions to the Code of Ethics may be granted in special circumstances. Requests should be submitted in writing to the Chief Compliance Officer. The Chief Executive Officer, the Chief Compliance Officer, the Director of Research, the Head Trader and the Head of Investments are authorized to review such requests on a case-by-case basis and may grant the request only in agreement with the Chief Compliance Officer if the conduct involved does not appear to present any material opportunity for abuse and the equities of the situation strongly support an exception. The firm must maintain a written record of such exceptions.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

X.	Sanctions

a.	If the firm determines that an Employee has violated the Code of Ethics, the firm will take such remedial action as it deems appropriate. Sanctions will vary but may include unwinding of trades, disgorgement of profits, censure, limitation or prohibition of personal trading, suspension, or termination of employment. Without in any way limiting the foregoing, the firm generally may impose the following sanctions (although the firm may impose different or additional sanctions in its discretion):

1.	If an Employee does not obtain pre-clearance or violates a trading restriction, the Employee may be requested to reverse the transaction in question and to disgorge any profits to the applicable client(s), or to a charity selected by the firm. Failure to comply with such a request is grounds for dismissal.

2.	If an Employee does not submit an initial or annual holdings report on a timely basis, the Employee may be barred from further personal trading, may not be reimbursed for any expenses (e.g., travel, education), and may not be compensated until the report is provided.

3.	If the firm does not receive duplicate copies of transaction confirmations of account activity for an Employee-Related Account on a timely basis, the Employee may be barred from further personal trading, may not be reimbursed for any expenses (e.g., travel, education), and may not be compensated until the Employee takes appropriate steps to ensure compliance with the Code of Ethics. An occasional late or missing statement should not result in a sanction provided that the Employee has given instructions to the institution maintaining the Employee-Related Account in accordance with Section V.b. above.

XI.	Board Reporting

a.	The Chief Compliance Officer or designee will prepare a quarterly written report on material violations of the Code of Ethics and related issues and present the report to the firm’s Audit Committee. In addition, the Chief Compliance Officer or designee will prepare such information as the Board of Directors for each Brown Advisory Fund may require with respect to violations of the Code of Ethics.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

2.	CONFLICTS OF INTEREST

The firm recognizes its fundamental duty of undivided loyalty to its clients. Accordingly, the firm will exercise its powers and manage the assets entrusted to it independently of the firm’s corporate operations objectively and for the exclusive benefit of its clients, and will require its employees to avoid conscious conflicts as well as the mere appearance of conflicts between their own interests and those of its clients or the firm itself.

3.	USE OF MATERIAL NONPUBLIC INFORMATION

Any firm employee who comes into possession of inside (non-public) information must bring such information to the attention of the CEO, CCO or Head of Investments. The CEO, CCO and Head of Investments will determine whether to direct investment personnel to refrain from trading in, or recommending, the securities concerned while such information remains undisclosed to the investing public.

If there is any question of whether or not particular information may be deemed “insider”, the matter should be brought to the immediate attention of the CEO, CCO or Head of Investments.

4.	CONFIDENTIALITY OF CLIENT ACCOUNTS AND HANDLING OF CONFIDENTIAL/PROPRIETARY INFORMATION

The firm’s policy on confidentiality and proprietary information is set forth on the Human Resource page of the Intranet under the Policies section and later in this manual. In addition, all clients will be apprised annually of the firm’s current policy on confidentiality and privacy issues. Refer to the firm’s public internet Website for a copy of the current Notice to Clients.

5.	GIFTS, ENTERTAINMENT, POLITICAL AND CHARITABLE CONTRIBUTIONS POLICY

Background

The giving of business gifts is a customary way to strengthen business relationships. However, international laws, federal laws, state laws, and often our client agreements contain numerous restrictions on the giving and receiving of gifts, particularly with respect to governmental officials. In addition to these legal restrictions, the giving and receiving of gifts can create the appearance of potential conflicts of interest. Accordingly, this policy (“Policy”) has been adopted by Brown Advisory and its affiliates related to the giving and receiving of gifts.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Anti-Bribery Statement

Brown Advisory is committed to carrying out its business fairly, honestly and openly. Brown Advisory has a commitment to zero tolerance towards bribery. The consequences of breaching the firm’s Policy are serious and could include internal disciplinary action as well as criminal charges.

General Guidelines

Neither Brown Advisory nor any employee of Brown Advisory may give any gift in excess of $100 (determined by using the higher of retail value or actual cost) per year to any person, principal, proprietor, employee, agent or representative of any person or entity (“Other Party”) where such gift is in relation to the business of Brown Advisory; provided, however, that an employee of a Brown Advisory entity other than Brown Advisory Securities (which includes any employee who is employed both by Brown Advisory Securities and any other Brown Advisory entity) may request approval of a gift in excess of $100 to an Other Party. Any such request must be submitted to, and approved by, the Chief Compliance Officer (or designee) of Brown Advisory. The limit for employees of Brown Advisory Ltd. (other than Brown Advisory Ltd. employees who are also employees of Brown Advisory Securities) is detailed in the Brown Advisory Ltd. Policy Manual.

Employees are generally discouraged from accepting gifts from Other Parties; however, under no circumstances are employees to accept gifts from Other Parties exceeding $100, in the aggregate, per calendar year per Other Party. Gifts exceeding $100 in value must be returned, given to charity or shared with a group of associates or team so long as the value per employee (based on number of shared employees) falls below the aggregate annual limit maximum for each employee, when combined with other gifts received by the associate from that Other Party.

The term “gifts” encompasses a wide range of gifts, benefits, compensation or consideration including, without limitation, tickets to sporting events, golf, theater events and concerts, plane tickets, clothing, watches and jewelry, sports equipment and memorabilia, food, alcohol and cash/gift cards. The term “gift” does not include any gifts, benefits, compensation or consideration given to or received from a personal acquaintance (who is not a Government Official, as hereinafter defined) for reasons unrelated to an employee’s professional duties (such as housewarming, graduation or birthday gifts).

Except as otherwise noted herein, branded items of de minimis value ($50/ or less), such as baseball caps, golf balls, book bags, deal-related Lucite cubes or t-shirts may periodically be given/received to/from Other Parties (other than Government Officials) and are not considered gifts that must be pre-approved or tracked and are not included in calculating the $100, as appropriate, cumulative limit.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Employees must observe the following guidelines when giving or receiving gifts:

•	All gifts, given or received, should be reasonable, customary and in accordance with normally accepted business practices;

•	All gifts and/or entertainment, given or received, must be permitted by law and permitted by the Other Party’s own policies;

•	Never offer or accept inappropriate gifts, favors, entertainment, special accommodations, or other things of material value that could influence decision-making;

•	Never offer or accept extravagant or excessive entertainment to or from a current or prospective investor, consultant, third-party marketer, or fund manager, regardless of whether Brown Advisory has a business relationship with such person or entity;

•	Never offer or accept cash gifts or cash equivalents;

•	Never offer anything of value to an Other Party to influence or reward action;

•	Never offer or accept a business courtesy (such as a gift or entertainment) under circumstances that might create the appearance of impropriety; and

•	Never offer or accept a gift if public disclosure of the gift would be embarrassing to Brown Advisory or the third party.

Employees of Brown Advisory Limited are subject to this Policy and the Anti-Bribery Policy set out in the Brown Advisory Limited Compliance Manual (available on the intranet). Please refer to the Brown Advisory Ltd. Compliance Manual more specific details regarding Gifts and Entertainment practices and reporting as well as £ equivalent limits.

Brown Advisory Securities Gifts

Brown Advisory Securities employees are subject to additional requirements contained in the Brown Advisory Securities Gifts Policy. Please refer to that document for full details.

Brown Advisory Securities must aggregate all gifts given by the entity and its associated persons to a particular recipient over the course of each calendar year. Therefore, any employee of Brown Advisory Securities must promptly disclose to a Designated Supervisor any gift (received or given) valued at $50 or more.

Entertainment

Business entertainment (such as an occasional meal, sporting event, theater production or comparable entertainment event) is authorized for parties other than Government Officials (and not considered part of the $100 cumulative level) only if such entertainment is neither so frequent nor so extensive as to raise any question of propriety. A Brown Advisory employee or employees must be present for all such entertainment events.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Employees are not permitted to accept entertainment from Other Parties that is:

•	Lavish, excessive or inappropriate as to raise questions of propriety;

•	Not a customary type of amenity in light of the facts and circumstances;

•	Too extensive or frequent as to raise questions of propriety; and

•	An expense reimbursed by an Other Party for entertainment that is not permitted under this Policy.

Reporting Requirements

Within thirty days of giving or receiving a gift, regardless of dollar amount, (as described above) or entertainment (entertainment of a value over $350 only), all employees are required to disclose all such events by that employee. This report must be provided to the Chief Compliance Officer, who will maintain records of the same. Gifts and entertainment provided to the Chief Executive Officer will also be reported to the Chairman of the Audit Committee. The report must include the following information:

•	The employee’s name;

•	The name of the firm who gave the gift or entertainment;

•	The name of the individual at the gifting or entertaining firm;

•	A description of the gift or entertainment;

•	The date when the gift or entertainment was received by the recipient;

•	If the gift is an event, a list of attendees at the event;

•	Estimated value of the gift or entertainment;

•	A description of all airfare that was part of the gift or entertainment, including the use of a private jet;

•	A description of all paid meals that were part of the gift or entertainment;

•	The estimated value of the meal;

•	Whether the recipient reimbursed the giver of the gift and, if so, the amount of such reimbursement; and

•	Documentation of any reimbursement.

In addition, each year each employee will be required to certify as to whether he or she has given or received any gift during the prior year that must be reported to the Chief Compliance Officer as set forth above.

While gifts and entertainment given by Brown Advisory employees are tracked via the software utilized by Brown Advisory’s Accounting and Finance Department to process travel and entertainment expenses, gifts and entertainment received as described above must be reported directly to Compliance.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Gifts to Government Officials

Notwithstanding anything set forth in the Policy, the prior approval of the Chief Compliance Officer will be required with respect to the giving or receiving of any gift (including any cash, gifts, meals, entertainment, and services) given to or received from any Government Official. For purposes of this Policy, a “Government Official” means:

•	any officer, employee, agent, representative or other person acting on behalf of a:

•	branch of government, whether national, provincial or local, as well as all governmental departments and agencies, e.g., state universities, public hospitals, and state and local public employee pension funds,

•	wholly or partially government-owned or -controlled entity,

•	public, international organization (e.g., International Monetary Fund, World Bank),

•	Self-Regulatory Organization (“SRO”); or

•	Political Party;

•	Individuals acting in an official capacity or on behalf of any government or public international organization (e.g., an official advisor to the government, including investment advisers and consultants); and

•	Candidates for public office.

Political Contributions

Rule 206(4)-5 under the Investment Advisers Act of 1940 prohibits an investment adviser from providing compensated services to a state or local government entity if the adviser makes contributions to a public official in a position to influence the award of that advisory business.

Definitions

A “contribution” is any gift, payment of money, loan, or anything of value made for the purpose of influencing an election, including the payment of debt in connection with an election and donations for inaugural expenses incurred by a successful candidate for state or local office. A contribution does not include voluntary donations of time by an individual, if Brown Advisory has not solicited the individual’s efforts and Brown Advisory’s resources (such as office space and telephones) are not used.

A “Governmental Entity” includes: (i) any agency, authority, or instrumentality of a U.S. state or political subdivision; (ii) a pool of assets sponsored or established by a state or political subdivision or any agency, authority or instrumentality thereof, such as a defined benefit plan; (iii) a plan or program of a government entity, which includes participant directed investment programs, such as a qualified tuition plan; and (iv) officers, agents, or employees of a state or political subdivision or any agency, authority or instrumentality thereof, acting in their official capacity.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

“Covered Investment Pools” are (i) registered investment companies (e.g., mutual funds), provided that such funds are an investment option of a plan or program of a Government Entity, and (ii) entities that are exempt from registering under the Investment Company Act because they either (A) have less than 100 shareholders (“3(c)(1) funds”), (B) have only qualified purchasers (“3(c)(7) funds”) or (C) are collective investment funds maintained by a bank (“3(c)(11) funds”).

Restrictions on Contributions

For state and local elections, or elections to federal office where the candidate holds a state or local government position: Employees may not make contributions in excess of $350 per election per candidate if the employee can vote for the candidate and $150 if the employee cannot vote for the candidate. Primaries and general elections are considered separate elections for the purpose of this limit. The firm may not make political contributions.

Brown Advisory and its employees may not coordinate or solicit contributions to candidates or officials of a government entity to which Brown Advisory provides or seeks to provide investment advisory services. Employees may not attend fund raisers or political events if their spouse has purchased tickets or made a donation in excess of the limits above to allow an employee access to the event.

All of these restrictions apply with equal force to contributions to political parties and PACs. Gatekeepers and/or intermediaries, including family members, may not be utilized to act on behalf of the firm or employees in contravention of these restrictions.

Employees must pre-clear all political contributions that they or their spouses plan to make with the Chief Compliance Officer or designee prior to making any political contributions to any candidate. Please refer to the Compliance tab of the Intranet for the appropriate form.

Restrictions on Using Third-party Placement Agents and Solicitors

Brown Advisory and its employees are prohibited from paying a third-party solicitor or placement agent to solicit business from any Government Entity unless such third-party solicitor or placement agent is an SEC-registered Investment Adviser or a registered broker-dealer subject to similar pay-to-play restrictions.

State and Local Laws

In addition to federal, state, non-U.S. and local gift and entertainment laws governing interaction with government and public officials, additional regulations exist that govern or limit political contributions that may be made by employees to government and public officials. Some states have conflict of interest laws (sometimes referred to as procurement lobbying laws) that require individuals soliciting governmental entities for the sale of banking and investment products to register and report on their activities as “lobbyists” if

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

they meet certain thresholds. Additionally, some states and localities have “pay-to-play laws” that prohibit companies from doing business with governmental entities if the company or its employees (or a member of the employee’s family) have made political contributions above a certain amount to covered officials or candidates. These laws also may require Brown Advisory to solicit information on employee contributions in order to be qualified to do business with the entity. When employees interact with Government Officials or seeks governmental business, they must be aware that these types of laws exist.

Recordkeeping

Records regarding political contributions and payments to placement agents and solicitors must be maintained for six years, the first two on site, including (i) a list of all Government Entities to which the firm’s registered investment advisers provide or have provided investment advisory services (this includes any Government Entity that is an investor in a Covered Investment Pool that received investment advisory services from the investment adviser) in the past five years, (ii) the name and business address of each placement agent and solicitor retained by the investment adviser to solicit a Government Entity, (iii) all direct and indirect contributions made by Brown Advisory or any of its employees to an official of a Government Entity and all direct or indirect payments to a political party of a state or political subdivision thereof or to a political action committee.

Employee Retirement Income Security Act of 1974 (“ERISA”) and Unions

ERISA prohibits fiduciaries to ERISA-covered plans from receiving any consideration in connection with a transaction involving the assets of an ERISA plan. Section 4975 of the Internal Revenue Code of 1986, as amended, contains a similar prohibition for individual retirement plans such as IRAs. Although these provisions could be construed as prohibiting routine gifts and entertainment, case law on the application of these provisions is not well developed. Additionally, ERISA’s reporting requirements require detailed disclosure of direct and indirect compensation received by ERISA plan service providers such as Brown Advisory. Therefore, in addition to the usual requirements involving gifts and entertainment, Brown Advisory and its employees should normally avoid giving or accepting gifts that relate to ERISA accounts and IRAs and avoid all but routine entertainment for such accounts.

With respect to Other Parties that are private-sector unions, union officials, pension or other employee benefit plans sponsored by such unions, or employees or union-appointed trustees of such plans, Brown Advisory must file DOL Form LM-10 if Brown Advisory provides anything of value (including gifts, meals, and other client entertainment) to any such union or to persons associated with the union or plan such as union officials or union- appointed trustees) in excess of $250 per union or person per year. As a general rule, Brown Advisory employees should limit or altogether avoid providing such union Other Parties with gifts, meals, and other entertainment.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.

Charitable Contributions

A charitable donation may be made to a public charity, a foundation, or non-profit entity (e.g., an organization that is exempt from federal taxation under Section 501(c)(3) of the Internal Revenue Code), and is not considered a gift.

Charitable donations made to entities established, financed, maintained or controlled by a federal, state or local Government Official or at the request of such a Government Official must be pre-approved by the Chief Compliance Officer.

Charitable donations solicited by an employee of a Brown Advisory client acting in a fiduciary capacity (e.g., employees of an investment company, pension fund or investment manager) also must be pre-approved by the Chief Compliance Officer.

6.	ERRORS/INCIDENTS

The firm encourages prompt and complete disclosure of any error or incident incurred in the course of business. The firm encourages and rewards employees who report errors and incidents and will discipline employees who fail to report them.

Upon the occurrence of an error or incident:

1.	The client will be made whole;

2.	The client will be informed of the error/incident and related action to make client whole; and

3.	The employees involved will complete the applicable Incident Report, giving special attention to any new procedures or controls implemented to limit the potential recurrence.

Gains resulting from an error or incident will generally be left in the client’s account. In certain circumstances it may be appropriate to move transactions made in error to a firm error account, or take other steps causing the firm to retain gains. The CEO, CFO and Head of Investments are empowered to make such a determination.

In addition, employees of Brown Advisory Securities, LLC are governed by the policy set forth in the Securities Compliance Manual.

The information contained herein is the property of Brown Advisory and may not be disclosed in whole or part to anyone outside the firm without the prior approval of Compliance.